Volaris Reports June 2026 Traffic Results:

Load Factor of 84%

Mexico City, Mexico, July 7, 2026 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central and South America, reports its June 2026 preliminary traffic results.

In June, Volaris’ ASM capacity increased 8.7%, while RPMs for the month grew 8.4%. Mexican domestic RPMs increased 2.4%, while international RPMs increased 18.4%. Consolidated load factor decreased by 0.3 percentage points year-over-year to 83.6%. During the month, Volaris transported 2.7 million passengers.

Enrique Beltranena, Volaris’ President and CEO, said: “June reflected strong execution in an elevated fuel environment. We sustained transborder strength with capacity growth, while managing domestic capacity with discipline to preserve our core network and to continue serving our price-sensitive customers. We continue to see healthy demand in domestic and cross-border travel, reinforcing confidence in our network strategy."

	June 2026	June 2025	Variance	YTD June 2026	YTD June 2025	Variance
RPMs (million, scheduled & charter)
Domestic	1,512	1,476	2.4%	8,979	9,161	(2.0%)
International	1,037	876	18.4%	6,301	5,623	12.1%
Total	2,549	2,352	8.4%	15,280	14,784	3.4%
ASMs (million, scheduled & charter)
Domestic	1,734	1,654	4.8%	10,110	10,394	(2.7%)
International	1,315	1,150	14.4%	7,889	7,228	9.1%
Total	3,049	2,804	8.7%	17,999	17,622	2.1%
Load Factor (%, RPMs/ASMs)
Domestic	87.2%	89.2%	(2.0 pp)	88.8%	88.1%	0.7 pp
International	78.8%	76.2%	2.7 pp	79.9%	77.8%	2.1 pp
Total	83.6%	83.9%	(0.3 pp)	84.9%	83.9%	1.0 pp
Passengers (thousand, scheduled & charter)
Domestic	1,974	1,814	8.8%	11,472	11,083	3.5%
International	710	598	18.6%	4,342	3,865	12.3%
Total	2,683	2,413	11.2%	15,814	14,949	5.8%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period performance or its year-over-year comparison will indicate a similar performance in the future. Figures are rounded for convenience purposes.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 155 aircraft. Volaris offers around 600 daily flight segments on routes that connect 46 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.